(202) 274-2010

LUSE GORMAN POMERENK & SCHICK

A Professional Corporation

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

bazoff@luselaw.com

July 23, 2014

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:         Pathfinder Bancorp, Inc.

Registration No. 333-196676

Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Pathfinder Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated July 8, 2014, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

Form S-1

Risk Factors, page 19

1.            Please revise the risk factor on page 19 relating to commercial real estate and commercial loans to disclose the percentage for each type, commercial real estate and commercial loans instead of the combined percentage. In addition, revise to add a separate risk factor for the increasing levels of commercial and commercial real estate loans and disclose the amounts and percentage of the total portfolio for 2012, 2013 and the interim period in 2014.

Response: The Company has revised the risk factor on page 19 as requested. As discussed with the staff, the Company has revised the caption of the risk factor and expanded the disclosure to discuss the increasing levels of commercial and commercial real estate loans.

2.            Please revise the risk factor on page 23 relating to the Series B preferred stock to quantify the annual dividend amount under current rates and under elevated rates that take effect in 2016.

Response: The Company has revised the risk factor on page 23 as requested.

Michael Clampitt, Senior Counsel

July 23, 2014

3.            Please revise the risk factor on page 29 relating to the risk that after the offering the trading market for your stock may not be active to disclose that the current market for your stock is not active.

Response: The Company has revised the risk factor on page 30 as requested.

4.            Consistent with Item 503(c) and Securities Act Release No. 33-7497, please add a risk factor relating to the risks related to the fact that after the offering your directors and executive officers will own between 15 percent and 17 percent of your shares and discuss the extent to which they will also have the ability to vote other shares through the employee benefit plans and 401(k) saving plan and as a result will have a measure of control over you.

Response: A new risk factor has been added to page 29 as requested.

Competition, page 75

5.            Noting that your competitors in your market area include JPMorgan Chase and KeyBank, please revise the section to disclose your “competitive position” in terms of assets in your market area as required by Item 101(c)(1)(x).

Response: The Company has revised the disclosure on page 84 to disclose examples of the types of larger banks that it competes with in its market area.

Syndicated Offering, page 140

6.            We note your statement in the first paragraph on page 141 that you will conduct sweep arrangements and delivery versus payment settlement consistent with “then-existing guidance and interpretations” of Rules 10-b9 and 15c2-4. Please disclose how under current guidance and interpretations, you plan to conduct the offering. More specifically, please provide a more detailed, chronological timeline of the DVP portion of the syndicated community offering from receipt of indication of interest through the closing of the offering, showing details such as when funds are placed in a segregated account, when sale of the minimum number of shares is calculated and when closing occurs. Please also discuss the operation of the deposit account which will hold funds submitted in payment for shares subscribed or ordered in this aspect of the conversion offering.

Response: The Company has deleted the reference to sweep arrangements and delivery versus payment settlement on page 152 as the Company has decided it will not use either process in any potential syndicated offering.

Michael Clampitt, Senior Counsel

July 23, 2014

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Benjamin Azoff
Benjamin Azoff

cc:	Jonathan E. Gottlieb, Esq.
William Schroeder, CPA
Amit Pande, CPA
Thomas Schneider, President and Chief Executive Officer
Eric Luse, Esq.